U.S.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Heska Corporation

(Name of Issuer)

Heska Corporation

(Name of Person(s) Filing Statement)

Common Stock, $.01 Par Value

(Title of Class of Securities)

42805E306

(Cusip Number of Class of Securities)

Jason A. Napolitano

Executive Vice President and Chief Financial Officer

Heska Corporation

3760 Rocky Mountain Avenue

Loveland, Colorado 80538

(970) 493-7272

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Scott A. Berdan

Lucy Schlauch Stark

Holland & Hart, LLP

One Boulder Plaza

1800 Broadway, Suite 300

Boulder, CO 80302

(303) 473-2700

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$408,500	$47.00(1)

(1)	Previously paid.
*	Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $9.50 per share for the eligible shares of Common Stock, multiplied by 43,000, the estimated maximum number of shares to be purchased in the offer.

☐	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Filing Party: Not applicable.

Form or Registration No.: Not applicable.

Date Filed: Not applicable.

Introduction

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on September 25, 2012 by Heska Corporation, a Delaware corporation (the “Company”), to, among other matters, amend the Offer to Purchase filed by the Company with the Securities and Exchange Commission on August 27, 2012 (as an exhibit to the Tender Offer Statement on Schedule TO) and amended on September 14, 2012 and September 25, 2012, in connection with the Company’s offer to purchase for cash shares of the Company’s common stock held by stockholders that owned 99 or fewer shares as of the close of business on August 21, 2012 and that continue to own such shares through the expiration date for the offer, pursuant to an offer to purchase and the related letter of transmittal, each dated August 27, 2012. Except as otherwise noted below, no changes have been made to the Schedule 13E-3 filed by the Company on September 25, 2012. An Amended Offer to Purchase dated October 5, 2012 has been filed herewith, including all changes made to date, as a courtesy to shareholders.

Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Amended Offer to Purchase, and the offer to purchase are hereby amended as follows:

a)	The first sentence of the second paragraph on the cover page is hereby amended by adding the following at the end of the sentence:

, which represents a $1.00 increase in price per share offered by the Company.

b)	The first sentence of the fourth bullet point under “Summary of Terms” is hereby amended by adding the following at the end of the sentence:

, a $1.00 increase over the $8.50 per share price originally offered.

c)	The third paragraph under the heading “Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives” is hereby amended to read as follows:

On August 20, 2012, our board of directors, including our non-employee directors, unanimously approved the odd-lot tender offer transaction, including the original price to be paid per share of common stock tendered, which our board of directors unanimously determined was a fair price to our stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those who are ineligible to participate in the offer, and the August 21, 2012 record date for determining the stockholders eligible to participate in the offering. On September 24, 2012, our board of directors, including our non-employee directors, unanimously approved the new offering price and unanimously determined it was a fair price to our stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those who are ineligible to participate in the offer.

d)	The section captioned “Determination of Fairness of Offer by our Board of Directors” is hereby amended to read as follows:

For reasons discussed below, our board of directors believes that the offer is fair to affiliated and unaffiliated stockholders of the Company, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer. This belief is based on our board of directors’ knowledge of the Company’s business as well as other factors. Specifically, our board of directors believes that the offer is fair to unaffiliated eligible stockholders for the following reasons:

•

The offer is voluntary and therefore is procedurally fair to eligible stockholders who choose to participate. Eligible stockholders, all of whom are unaffiliated with the Company, are not required to tender their shares.

•

The original and new offering prices each represented a modest premium to market price when made. We had originally offered a per share purchase price of $8.50, which represented a $0.47, or 5.8%, premium over the last share sales price of our common stock ($8.03) as reported on the Nasdaq Stock Market prior to the close of business on the record date. When the current market price per share of common stock as reported on the Nasdaq Stock Market increased over the initial offer price, however, the board of directors believed that eligible shareholders would be less likely to consider participating in the offer. Accordingly, the board of directors approved an increased purchase price per share in the offer to $9.50. This price represents a premium of $0.48, or 5.3%, over the last share sales price of our common stock as reported on the Nasdaq Stock Market prior to the close of business on September 21, 2012 ($9.02), a similar premium to the then-current market price that was originally offered. See “Special Factors—Determination of Fairness by our Board of Directors.”

•	Eligible stockholders who directly tender their shares to the Company will avoid brokerage commissions that would otherwise be incurred if the shares were sold in an open market transaction.

•

The offer provides eligible stockholders an opportunity to sell their odd-lot shares, whereas they may have difficulty selling their shares without broker commissions or at all in the open market on terms acceptable to them.

•	The original and new offering prices represented a modest discount and premium, respectively, to the Company’s book value per share.

These benefits, however, must be weighed against the fact that tendering stockholders will no longer benefit from any future earnings and growth in the Company or our common stock; conversely, they will no longer bear the risk of decreased equity value.

Our board of directors also believes that the offer is fair to stockholders, both unaffiliated and affiliated, who are not eligible to participate or who otherwise decide not to tender. This belief is based on our board of directors’ following considerations:

•	The reduction in shares will increase the relative percentage ownership in the Company of those stockholders who remain after the offer.

•

The premium being paid is modest and believed to be at a price per share that is at an attractive level to the Company and an attractive use of available cash based on the Company’s underlying fundamentals.

•	The reduction in the number of the Company’s odd-lot stockholders may reduce the Company’s administrative expenses associated with servicing odd-lot stockholders in certain circumstances.

In determining a fair and equitable price for the offer, our board of directors considered a number of factors, including current market prices, historical stock prices for the Company and trading volume activity. Additionally, in determining the revised $9.50 per share price to be paid for tendered shares in the offer, our board of directors considered the premium it represented over the current market price, the current book value per share of the Company’s common stock, and the Company’s financial performance to date, including primarily the resulting book value per share as of June 30, 2012. After careful consideration of these factors and the voluntary nature of the transaction, our board of directors concluded that $9.50 was a motivating price to stockholders for the tendered shares and, also, fair to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated shareholders who are ineligible to participate in the offer, after taking into account the effects of the offer on the Company.

•

Current and Historical Market Prices. The current market prices as well as the Company’s historical stock prices were important considerations for our board of directors. The current and historical market prices of the Company’s common stock were considered as a frame of reference to assure the board of directors that the amount offered was appropriate (e.g. not too low to garner interest from unaffiliated eligible shareholders) and to mitigate the possibility that the price offered, which the board of directors considered to be useful in obtaining initial interest from eligible investors due to the initial premium, would fall below the market price during the offer period. Notwithstanding the initial premium offered, the market price per share of our common stock increased to a price per share in excess of the initial offering price during the offer period. The market price for a share of our common stock over the 52 weeks ended June 30, 2012 has ranged between approximately $6.53 and $13.00. On September 21, 2012, the board of directors discussed leaving the offer price at $8.50 per share, as well as increasing the price to $9.00 per share, $9.50 per share, and $10.00 per share. The board of directors believed that an offer price per share below the then-current market price would not be well received by eligible unaffiliated shareholders and therefore determined that it would not leave the offer price at $8.50 nor increase the offer to $9.00 per share. The board of directors decided to increase the price per share offered to $9.50 per share, a premium to the then-current market price similar to the premium originally offered. The board of directors rejected the potential offer price of $10.00 per share as this price would imply a significantly higher premium than originally offered.

The original purchase price offered per share was $8.50, which represented a $0.47, or 5.8%, premium over the last share sales price of our common stock ($8.03) as reported on the Nasdaq Stock Market prior to the close of business on the record date. The new $9.50 per share price to be paid for tendered shares in the offer represents a premium of $0.48 per share, or 5.3%, over the market price on the last trade prior to the close of business on September 21, 2012, the last trading day ending prior to the board of directors’ decision to increase the offer price. The current and historical market prices of the Company’s common stock were considered as a frame of reference to assure the board of directors that the amount offered was appropriate (e.g. not too low to garner interest from unaffiliated eligible shareholders) and to mitigate the possibility that the price offered, which the board of directors considered to be useful in obtaining initial interest in the revised offering price from eligible investors due to the initial premium, would fall below the market price during the offer period. Neither specific aspects of the Company’s performance nor other quantitative analysis led the Board to a discussion of revising the price offered per share. This discussion was a result of the increase in the market price of the Company’s shares above the original offer price. The Company does not believe that the board of directors will make further adjustments to the offer price.

•

Book Value. As of June 30, 2012, the book value per basic share of our common stock was $9.12. The original per share cash price of $8.50 payable in the offer therefore represented approximately a 6.8% discount to the book value per basic share of our common stock. The per share cash price of $9.50 now payable in the offer represents approximately a 4.2% premium to the book value per basic share of our common stock. Due to the voluntary nature of the offer, where a tendering shareholder may consider the book value per share and other factors prior to participating, our board of directors did not consider the book value per share to be as relevant as the market price. Our board of directors selected an original and revised offer price that it believed would be attractive to eligible unaffiliated stockholders relative to market price at the time made, especially in light of the potential limited liquidity of odd-lot stockholders and the transaction costs faced by them in the open market, and therefore worth consideration by them, recognizing that the volitional nature of the offer is intended to ensure fairness of any particular offering price to tendering stockholders with disparate personal and financial circumstances and strategies. For those unaffiliated stockholders who do no elect to participate or are otherwise ineligible to participate, the board of directors considered the minimal difference between the original and revised offer prices and book value to be immaterial.

•

Liquidation Value. In determining the fairness of the offer to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer, our board of directors did not attempt to establish the liquidation value of the Company. Our board of directors determined that such a valuation would not be material to its decision in light of the fact that the Company does not intend to liquidate, and the offer will not materially affect the Company’s operations or business.

•

Going Concern. Our board of directors did not assign a “going concern” value to the Company’s common stock. A going concern valuation is an attempt to value a company as an operating business. It is often expressed as the present value of future earnings of a company in the context of the returns an investor could expect to receive on the investment over a future period. Our board of directors determined that the cost of such a valuation far outweighed any benefit and that the valuation would not be material to its discussion concerning whether the offer was fair to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer, because the Company itself was not for sale, and only a small percentage of the Company’s stock may be repurchased in the offer.

•

Other Considerations. In addition to the foregoing factors, our board of directors considered the Company’s financial performance to date generally, including primarily the Company’s resulting book value per share as of June 30, 2012, with a view principally of ensuring that the Company’s current cash on hand generated from its financial performance would be expected to be sufficient to pay for all validly tendered shares in the offer as well as to fund any anticipated working capital needs and without the need for amending the current terms of the Credit Agreement. There was no further quantitative analysis or specific algorithm used to calculate the per share offer price.

The above discussion is not intended to be exhaustive. It is merely intended to discuss some of the material factors upon which our board of directors based its determination that the offer is fair to all Company stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer. In reaching the determination that the offer is fair to all these stockholders, our board of directors considered all factors as a whole. Individual directors may have given different weight to different factors. None of the factors that our board of directors considered, however, led our board of directors to believe that the offer is unfair to these stockholders.

The original offer was approved unanimously by our board of directors, including all of the board of directors who are not Company employees, on August 20, 2012, and the revised offering price was approved by our board of directors, including all of the directors who are not Company employees, on September 24, 2012. Given the consensus of our board of directors that the offer is fair to unaffiliated stockholders who are eligible and not eligible to participate in the offer based on the factors discussed above, and because none of our directors are eligible to participate in the offer, our board of directors did not appoint a committee of disinterested directors or obtain an unaffiliated representative to negotiate the terms of the offer. Our board of directors also did not obtain an unaffiliated representative to prepare any report, opinion or appraisal relating to the consideration, or the fairness of the consideration, to be offered pursuant to the offer. Our board of directors determined that the engagement of an unaffiliated stockholder representative on behalf of unaffiliated stockholders was not necessary, practical or advisable and would constitute an unnecessary expense because of the relatively small size of the offer, the voluntary nature of the offer and the premium of the purchase price offered over the market price on the record date, which will be less costly to tendering record stockholders than ordinary open market sales because of the absence of brokerage commissions.

Our board of directors also believes that the offer is procedurally fair because it is voluntary for tendering stockholders. As a result, eligible stockholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance or personal view of the Company.

No other action of Company stockholders related to the offer is required under Delaware law and our board of directors did not deem it appropriate to subject individual common stockholders who may tender their shares in the offer to the approval of the common stockholders who may not; the voluntary and uncoercive nature of the transaction affords the participating stockholders ample protection. In effect, the odd-lot stockholders cast a vote against the tender offer by failing to tender his or her shares. Additionally, all Company stockholders, including those ineligible to participate in the offer, have been notified of the offer and the implications of the transaction on them by receipt of a copy of the offer to purchase dated August 27, 2012, as updated by public announcement from time to time, and have the opportunity to sell their shares before or after completion of the offer.

Because the offer will not result in a material impact to book value or earnings per share, our board of directors did not appoint a representative for non-eligible Company stockholders. In addition, because the affiliated stockholders will generally be financially affected in an identical manner as the unaffiliated stockholders not participating in the offer, our board of directors determined that a representative for the unaffiliated stockholders was not warranted.

NEITHER THE COMPANY NOR OUR BOARD OF DIRECTORS IS MAKING ANY SPECIFIC RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR SHARES IN THE OFFER AND NEITHER THE COMPANY NOR OUR BOARD OF DIRECTORS KNOWS THE PERSONAL FINANCIAL SITUATION OF ITS STOCKHOLDERS. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER OR NOT TO TENDER YOUR SHARES.

e)	The first sentence that appears under the table under the heading “Market Price and Dividend Information” is hereby amended to read as follows:

The Company has a total of 5,360,708 shares of common stock issued and outstanding as of the date hereof

f)	The second paragraph under the table under the heading “Market Price and Dividend Information” is amended by adding the following sentence after the third sentence thereof:

In September 2012, our board of directors declared a cash dividend of $0.10 per share to the holders of our common stock on September 28, 2012, payable on October 10, 2012.

In addition, Item 2(b) of the Schedule 13E-3 is amended to read as follows:

The information set forth in “Information About the Company—Market Price and Dividend Information” in the Amended Offer to Purchase is incorporated herein by reference.

In addition, the Letter of Transmittal is hereby amended as follows:

a)	In the title at the top of the letter, the language “and the Amended Offer to Purchase dated October 5, 2012” is added to the line below the line that reads “Pursuant to the Offer to Purchase dated August 27, 2012”

b)	In the last line of the first paragraph of the letter body, the language “and the amended offer to purchase, dated October 5, 2012,” is added after the language “offer to purchase, dated August 27, 2012”

Furthermore, the Notice of Guaranteed Delivery is hereby amended as follows:

a)	In the title at the top of the notice, the language “and the Amended Offer to Purchase dated October 5, 2012” is added to the line below the line that reads “Pursuant to the Offer to Purchase dated August 27, 2012”

b)	In the second line of the second-to-last full paragraph of the first page of the notice, the language “and the amended offer to purchase, dated October 5, 2012,” is added after the language “offer to purchase, dated August 27, 2012”

ITEM 16. EXHIBITS.

(a)	Exhibit No.	Description

	(1)(i)	Amended Offer to Purchase dated October 5, 2012

	(1)(ii)	Amended Letter of Transmittal

	(1)(iii)	Form of Letter to Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(v)	Client Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

	(1)(vi)	Amended Form of Notice of Guaranteed Delivery

	(1)(vii)	Letter to Stockholders from the Chief Executive Officer and Chairman of the Board of Heska Corporation, dated August 27, 2012*

	(5)(i)	Press Release dated August 27, 2012*

	(5)(ii)	Press Release dated September 14, 2012*

	(5)(iii)	Press Release dated September 25, 2012*

	(5)(iv)	Press Release dated October 9, 2012

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HESKA CORPORATION

By:	/s/ Jason A. Napolitano
Jason A. Napolitano
Executive Vice President and Chief Financial Officer

Dated: October 9, 2012